UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 TeliaSonera AB
                                ----------------
                                (Name of Issuer)

                Ordinary shares, nominal value SEK 3.20 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   87960M106**
                                 --------------
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**While the ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB, which are not traded in U.S. markets, have not been assigned a CUSIP number, the CUSIP number for the related American Depositary Shares is 87960M106.

CUSIP No. 87960M106
--------------------------------------------------------------------------------
 1       NAMES OF REPORTING PERSONS
         The Republic of Finland

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Not Applicable
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland
--------------------------------------------------------------------------------
NUMBER OF SHARES      5      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                891,800,231
REPORTING PERSON    ------------------------------------------------------------
WITH                  6      SHARED VOTING POWER

                             0
                    ------------------------------------------------------------
                      7      SOLE DISPOSITIVE POWER

                             891,800,231
                    ------------------------------------------------------------
                      8      SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         891,800,231
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [X]

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.1%(1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

(1) Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on April 30, 2003 as disclosed by TeliaSonera AB in its 20-F filing with the Securities and Exchange Commission on June 30, 2003.

                                  SCHEDULE 13G

Item 1(a)      Name of Issuer:

               TELIASONERA AB

Item 1(b)      Address of Issuer's Principal Executive Offices:

               STUREGATAN 1
               SE-106 63 STOCKHOLM
               SWEDEN

Item 2(a)      Name of Persons Filing:

               THE REPUBLIC OF FINLAND

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               C/O THE FINNISH MINISTRY OF TRANSPORT AND COMMUNICATIONS ETELAESPLANADI 16-18
               FIN-00131 HELSINKI, FINLAND

Item 2(c)      Citizenship:

               FINLAND

Item 2(d)      Title of Class of Securities:

               Ordinary shares, nominal value SEK 3.20 per share ("Ordinary Shares")

Item 2(e)      CUSIP Number:

               The Ordinary Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number. The CUSIP number for the related American Depositary Shares is 87960M106.

Item 3. If this Statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               NOT APPLICABLE

Item 4.        Ownership:

               (a)  Amount beneficially owned: 891,800,231

               (b)  Percent of class: 19.1%<F1>

               (c)  Number of shares as to which the person has:

                    (i)  Sole power to vote or to direct the vote: 891,800,231

                   (ii)  Shared power to vote or to direct the vote: 0

                  (iii)  Sole power to dispose or to direct the disposition of:
                         891,800,231

                   (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.        Ownership of Five Percent or Less of a Class

               NOT APPLICABLE

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

               NOT APPLICABLE

Item 8.        Identification and Classification of Members of the Group:

               The Republic of Finland and The Kingdom of Sweden may be deemed to be a "group" within the meaning of Rule 13d-5(b)(1) under the Act. See the Shareholders' Agreement dated March 26, 2002 between The Kingdom of Sweden and The Republic of Finland contained in Annex C of the Prospectus forming part of the Registration Statement on Form F-4 (Registration No. 333-100213), filed by Telia AB with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on October 1, 2002, as amended by the Amendment to Shareholders' Agreement dated April 16, 2003 attached as Exhibit 1 to this statement.

               Pursuant to Rule 13d-5(b)(1) of the Act, the group that may be formed by The Republic of Finland and the Kingdom of Sweden may be deemed to be the beneficial owner of 891,800,231 Ordinary Shares beneficially owned by The Republic of Finland and 2,118,278,261 Ordinary Shares beneficially owned by The Kingdom of Sweden, representing a total of 3,010,078,492 Ordinary Shares or approximately 64.4%<F2> of the Ordinary Shares. However, The Republic of

---------------
<F1> Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on April 30, 2003 as disclosed by TeliaSonera AB in its 20-F filing with the Securities and Exchange Commission on June 30, 2003.

<F2> Based on 4,675,232,069 ordinary shares, nominal value SEK 3.20 per share, of TeliaSonera AB outstanding on April 30, 2003 as disclosed by TeliaSonera AB in its 20-F filing with the Securities and Exchange Commission on June 30, 2003.

               Finland disclaims beneficial ownership of the Ordinary Shares beneficially owned by The Kingdom of Sweden.

Item 9.        Notice of Dissolution of the Group

               NOT APPLICABLE

Item 10.       Certifications

               NOT APPLICABLE

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004

                                       THE REPUBLIC OF FINLAND

                                       By: /s/ Samuli Haapasalo
                                          --------------------------------------
                                           Name:   Samuli Haapasalo
                                           Title:  Director General

                                    EXHIBITS

Exhibit        Description

1 Amendment to Shareholders' Agreement dated April 16, 2003 between The Republic of Finland and The Kingdom of Sweden

                                                                       EXHIBIT 1

                                              Dated 16 April 2003
================================================================================

                                    Amendment

                                       to

                             Shareholders' Agreement

                                    regarding

                                    Telia AB

                                 by and between

                             The Republic of Finland

                                       and

                              The Kingdom of Sweden

================================================================================

This Amendment to Shareholders' Agreement (this "Amendment") is entered into on this 16 day of April, 2003 by and between

(1)  The Republic of Finland ("Finland");

     and

(2)  The Kingdom of Sweden ("Sweden").

WHEREAS, Finland and Sweden entered into the Shareholders' Agreement, dated as of 26 March, 2002 (the "Agreement"), whereby Finland and Sweden agreed on certain matters relating to the merger of Telia AB and Sonera Corporation;

WHEREAS, Finland and Sweden now desire to make certain amendments to the Agreement;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1.   The following definition is added to Section 1:

     "TeliaSonera" means TeliaSonera AB (publ).

2.   Section 4.1.2(ii) of the Agreement is hereby replaced by the following:

     "Carl Bennett, a current member of the Board of Directors of TeliaSonera, shall be appointed, and shall serve as, Deputy Chairman of the Board of Directors of TeliaSonera at least until the closing of the Annual General Meeting of shareholders of TeliaSonera to be held in 2005";

3. The proviso following directly after Section 4.1.2(v) of the Agreement is hereby replaced by the following:

     "provided, however, that, in connection with the Annual General Meeting of shareholders of TeliaSonera to be held in 2003, one (1) of the members referred to in subparagraph (iv) above shall be replaced with one (1) new independent member who is currently not a member of the Board of Directors of Sonera or the Board of Directors of Telia to be nominated by the new Nomination Committee of TeliaSonera in accordance with Section 4.1.3., who shall serve at least until the closing of the General Meeting of shareholders of TeliaSonera to be held in 2004"

     The remnant of the proviso following directly after Section 4.1.2(v), from "and provided..." to "the requirements of Section 4.1.1." shall remain unchanged.

4. Finland and Sweden hereby acknowledge and agree that except as specifically supplemented and amended, changed or modified hereby, the Agreement shall remain in full force and effect in accordance with its terms.

5. This Amendment shall be governed by and construed in accordance with the substantive laws of Sweden. Any dispute, controversy or claim concerning the validity, scope, meaning, construction, application or effect of this Amendment or the breach, termination or invalidity thereof shall be finally settled by arbitration in Helsinki in accordance with the rules of the Finnish Central Chamber of Commerce. Each party to this Amendment shall appoint one arbitrator and the two arbitrators shall appoint a third arbitrator who shall be the chairman. The arbitration proceedings shall be conducted in the English language.

This Amendment has been executed in two (2) identical counterparts, of which each party to this Amendment has taken one (1).

In Stockholm on 16 April 2003 In Helsinki on 16 April 2003 THE KINGDOM OF SWEDEN THE REPUBLIC OF FINLAND represented by the Ministry of Industry, represented by the Ministry of Employment and Communications Transport and Communications

/s/ Leif Pagrotsky                                           /s/ Kimmo Sasi
-------------------------------------------------------      -----------------------------------------------------
Name:    Leif Pagrotsky                                      Name:    Kimmo Sasi
Title:   Minister for Industry and Trade                     Title:   Minister of Transport and  Communications

                                                             /s/ Samuli Haapasalo
                                                             -----------------------------------------------------
                                                             Name:    Samuli Haapasalo
                                                             Title:   Director General